ALLIED GOLD LIMITED
ACN 104855067

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

December 21, 2009

Media Release

Allied Gold Closes C$150 Million Offering

Allied Gold Limited ("Allied Gold" or the "Company") (TSX:ALG; ASX:ALD; AIM:AGLD) is pleased to announce the completion of its previously announced public offering of 432,840,000 ordinary shares (the "Offering") through a syndicate of agents led by Thomas Weisel Partners Canada Inc. and including Mirabaud Securities LLP, BMO Nesbitt Burns Inc., and CIBC World Markets Inc. (the "Agents"). In connection with the closing of the Offering, the Agents partially exercised their over-allotment option to increase the number of ordinary shares issued under the Offering by 23,859,000 shares (5.5%). As a result, a total of 456,699,000 ordinary shares were issued on closing of the Offering at a price of C$0.335 per share (or, for settlement in the United Kingdom, 19.4p per share) for aggregate gross proceeds of C$152,994,165.

The Offering was placed primarily with purchasers in the United Kingdom, the United States and Canada. Based on the Bank of Canada noon exchange rate on December 17, 2009, this implies gross proceeds from the Offering of approximately £88.5 million or A$161.3 million.

As recently announced by the Company, Allied Gold now owns approximately 96.9% of the issued and outstanding shares of Australian Solomons Gold Limited ("ASG") as a result of its take-over bid for all of the shares of ASG, and is proceeding with a compulsory acquisition under Australian law of the balance of the ASG shares.

Allied Gold intends to use the net proceeds from the Offering for the redevelopment of the Gold Ridge Project in the Solomon Islands which it has recently acquired through its acquisition of ASG, the completion of its Simberi Project oxide expansion in Papua New Guinea, and working capital and general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The ordinary shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

In the United Kingdom, the Offering was and may only be made to (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom who are both (a) a "Qualified Investor" within the meaning of Section 86(7) of the United Kingdom Financial Services and Markets Act 2000 ("FSMA") and (b) within the categories of persons referred to in Article 19(5) (Investment professionals) or Article 49(2)(a) to (d) (High net worth companies, unincorporated associations etc.) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 ("relevant persons"). The securities offered were and are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. The short form prospectus of the Company in connection with the Offering is not an "approved prospectus" within the meaning of Section

85(7) of FSMA and its contents have not been examined or approved by the United Kingdom Financial Services Authority or London Stock Exchange plc, nor has it been approved by an authorized person for the purposes of Section 21 of FSMA.

None of the ASX, TSX or London Stock Exchange plc has reviewed, and do not accept responsibility for, the adequacy or accuracy of this release.

For further information, contact:

Allied Gold Limited

Frank Terranova
Chief Financial Officer
T: +61 7 3252 5911
M: +61 448 187 557
E: fterranova@alliedgold.com.au

Peter Torre
Company Secretary
T: +61 8 9287 4604
E: peter@torrecorporate.com.au